LEAD INVESTOR

Paula McGrath

I'm investing in Aussie Soles because I have watched the brand and product grow . From passionate beginnings to seeing the brand everywhere in Australia , every pharmacy , shops Australia wide . To everyone I know that owns them won't wear any other thong. Craig is not only smart, he's always adapting his brand and giving to charity which is admirable . I do not want to miss out on investing into the US market as I know how successful Aussie Soles will be . The market is massive . Go Craig happy to be a big supporter

Invested $2,599 this round